

June 4, 2018

Paul Edick
President and Chief Executive Officer
Xeris Pharmaceuticals, Inc.
180 N. LaSalle Street, Suite 1800
Chicago, IL 60601

> **Re: Xeris Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Response Dated May 30, 2018**
> **File No. 333-225191**

Dear Mr. Edick:

We have reviewed your May 30, 2018 response to our prior comment letters and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Capitalization, page 60

1. We acknowledge your May 30, 2018 response to comment 10 of our April 17,2018 letter. As it appears that your anticipated offering range may not trigger the automatic conversion of your preferred stock as stipulated in Note 5 on page F-13, please represent to us that you have received the requisite election of the holders of a majority of your outstanding preferred stock in order to reflect conversion in your pro forma capitalization.

       You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202) 551-3613 if you have questions regarding this comment. Please contact Ada Sarmento at (202) 551-3798 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                  Division of Corporation Finance
                                                  Office of Healthcare & Insurance

cc: Joseph C. Theis, Jr., Esq.